

John Porter

Co Founder at Asgard Brewing Company

Brentwood, Tennessee

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Asgard Brewing Company

Full Sail University

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36 connections

Experience

Co Founder
Asgard Brewing Company

Education

Full Sail University
Computer Animation, 3D Modeling, A
2013 – 2015

Skills & Endorsements



Sales · 2

Endorsed by **R. Stephen Porter (mutual connection)**

Craft Beer · 1

Endorsed by **R. Stephen Porter (mutual connection)**

Muscle Cars · 1

R. Stephen Porter has given an endorsement for this skill

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